Exhibit 99.1

Baiya International Group Announces Pricing of Initial Public Offering

Shenzhen, P.R. China, March 21, 2025--Baiya International Group Inc. (“BIYA” or the “Company”) today announced the pricing of its initial public offering of an aggregate of 2,500,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), at a public offering price of $4.00 per share(the “Offering”).

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 375,000 Ordinary Shares at the initial public offering price (the “Overallotment”), less underwriting discounts and commissions. The gross proceeds to BIYA from the Offering (assuming that the Overallotment is not exercised), before deducting underwriting discounts and commissions and estimated offering expenses payable by BIYA, is expected to be approximately $10,000,000.

The Ordinary Shares are expected to begin trading on the Nasdaq Capital Market under the ticker symbol “BIYA” on March 21st, 2025. The Offering is expected to close on March 24th, 2025, subject to customary closing conditions.

The Offering is conducted on a firm commitment basis. Cathay Securities, Inc. is acting as representative of the underwriters for the offering, with Revere Securities LLC acting as co-underwriter (collectively, the “Underwriters”). Ogier, Jingtian & Gongcheng and Lewis Brisbois Bisgaard & Smith LLP are acting as Cayman Islands legal counsel, PRC legal counsel and U.S. legal counsel, respectively, to the Company. VCL Law LLP is acting as U.S. legal counsel to the Underwriters for the Offering.

The Offering is being conducted pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-275232) previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on March 6, 2025. The Offering is being made only by means of a prospectus. Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC’s Website at www.sec.gov. Alternatively, electronic copies of the prospectus relating to the Offering may be obtained from Cathay Securities, Inc. at 40 Wall Street, Suite 3600, New York, NY 10005, or by telephone at +1 (855) 939-3888.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release are “forward-looking statements” as defined under the federal securities laws, including, but not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

About Baiya International Group Inc. (“Baiya”)

Baiya has evolved from a job matching service provider into a cloud-based internet platform to provide one-stop crowdsourcing recruitment and SaaS-enabled HR solutions on the Gongwuyuan Platform to supplement its offline job matching services and started to position itself as a SaaS-enabled HR technology company by introducing its Gongwuyuan Platform in the flexible employment marketplace. Baiya has been and will continue to strategically develop and improve the Gongwuyuan Platform with product features that work together with its traditional offline service model to improve the job matching and HR related services in the flexible employment marketplace. For more information, please visit the Company’s website: https://www.baiyainc.com/investors-overview.

For further information, please contact:

Baiya International Group Inc.
Investor Relations Department
Phone: +86 0769-88785888
Email: info@biyainc.com

Investor Relations Inquiries:

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com